SKADDEN, ARPS, SLATE, MEAGHER & FLOM
世達國際律師事務所

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

JONATHAN B. STONE *

PALOMA P. WANG

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com October 5, 2020

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Ms. Mara Ransom

Mr. Scott Anderegg

Mr. Tony Watson

Mr. Doug Jones

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                 iHuman Inc. (CIK No. 0001814423)
Registration Statement on Form F-1 (File No. 333-248647)

Dear Ms. Ransom, Mr. Anderegg, Mr. Watson and Mr. Jones:

On behalf of our client, iHuman Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 2 to the Company’s registration statement on Form F-1 (“Registration Statement”) containing a preliminary prospectus with a price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comment contained in the letter from the staff of the Commission (the “Staff”) dated September 29, 2020. The Staff’s comment is repeated below in bold and is followed by the Company’s response. We have included page reference in the Registration Statement where the language addressing the comment appears.

Securities and Exchange Commission

October 5, 2020

To facilitate the Staff’s review, we will separately deliver to the Staff today four courtesy copies of the Registration Statement, marked to show changes to the Company’s registration statement filed with the Commission on September 24, 2020, as well as two copies of the filed exhibits.

The Company respectfully advises the Commission that the Company plans to commence the road show for the proposed offering on or about October 5, 2020. In addition, the Company plans to request that the Commission declare the effectiveness of the Registration Statement on or about October 8, 2020, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Commission’s continuing assistance and support in meeting the proposed timetable for the offering.

Risk Factors

Our post-offering memorandum and articles of association and our agreement with the depositary bank..., page 55

1.              We note your disclosures that your post-offering memorandum and articles of association provide that “the United States District Court for the Southern District of New York is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.” However, your Amended and Restated Memorandum of Association states the United States District Court for the Southern District of New York “shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States.” This appears to apply to all matters under the federal securities laws not just the Securities Act of 1933. Please revise your disclosures in your prospectus accordingly. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also revise your disclose to state that by agreeing to the provision in the deposit agreement, investors will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations promulgated thereunder.

In response to the Staff’s comment, the Company has revised page 55 of the Registration Statement.

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If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or King Li, partner at Ernst & Young Hua Ming LLP, by phone at +86 10-5815-2099 or via email at king.li@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Michael Yufeng Chi, Chairman of the Board of Directors, iHuman Inc.

Peng Dai, Director and Chief Executive Officer, iHuman Inc.

Vivien Weiwei Wang, Director and Chief Financial Officer, iHuman Inc.

Yi Gao, Esq., Partner, Simpson Thacher & Bartlett LLP

King Li, Partner, Ernst & Young Hua Ming LLP